UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rules 13a-16 or 15d-16 under
the Securities Exchange Act of 1934

Dated 8 May, 2013

File Number: 001-35785

SIBANYE GOLD LIMITED
(Translation of registrant's name into English)

Libanon Business Park
1 Hospital Street (off Cedar Avenue)
Libanon, Westonaria, 1780
South Africa

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ✓   Form 40-F _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
_____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
_____



Sibanye Gold Limited
Reg. 2002/031431/06

Registered and Business Address:
Libanon Business Park
1 Hospital Street
(Off Cedar Ave)
Libanon, Westonaria, 1780

Postal Address:
Private Bag X5
Westonaria, 1780

Tel +27 11 278 9600
Fax +27 11 278 9863

MEDIA RELEASE:

SIBANYE GOLD RELEASES ITS OPERATING UPDATE FOR THE MARCH 2013 QUARTER

March 2013 quarter salient features:

- A 121% quarter on quarter increase in operating profit to R1,518 million (US$171 million).

- Free cash generation of R590 million (US$66 million) during the quarter.

- A 36 per cent quarter-on-quarter gold production increase to 9,312 kilograms (299,400 ounces).

- A 22 per cent quarter on quarter reduction in notional cash expenditure (NCE) to R381,347 per kilogram (US$1,334 per ounce).

- Net debt of R2.8 billion (US$304 million) as at 30 April 2013.

- A 327% increase in available cash from 31 December 2012 to R1.2 billion (US$130 million) on 30 April 2013.

- Excellent safety performance with the group now in line with United States underground fatality rates.

- Good progress made with implementation of the group business process re-engineering initiatives.

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Westonaria, 08 May 2013: Sibanye Gold Limited (JSE: SGL & NYSE: SBGL) generated R1,518 million (US$171 million) in operating profit and free cashflow of R590 million (US$66 million) in the March 2013 quarter, despite significant, unanticipated operational disruptions at Beatrix and Driefontein. Cash on hand as of 30 April 2013, increased to R1,248 million (US$139 million). During the quarter the group also redeemed R570 million of debt which together with the cash on hand has resulted in a net debt position of approximately R2.8 billion at the end of April 2013.

Total production increased by 36 per cent from 6,831 kilograms (220,000 ounces) in the December 2012 quarter to 9,312 kilograms (299,400 ounces) in the March 2013 quarter. Notional cash expenditure (NCE) of R381,347 per kilogram (US$1,334 per ounce), was 22% lower than in the December 2012 quarter.

The safety performance of the group has continued to improve and the fatal injury frequency rate for the Group improved by 69 per cent from 0.16 the previous quarter to 0.05 during the March 2013 quarter.

The underground fire at Beatrix West Section which began on 19 February 2013, resulted in the loss of approximately 100 kilograms (3,215 ounces) of production. The area affected by the fire remains closed and as a result, the production at this shaft is some 61 kilograms (1,961 ounces) of gold per month less than planned. The future viability of this shaft is in doubt and the Company has initiated a formal section 189, process in order to review alternatives to closure with the regulators and organized labour

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www.sibanyegold.co.za

Directors: Sello Moloko* (Chairman) Neal Froneman (CEO) Charl Keyter (CFO) Timothy Cumming* Barry Davison* Rick Menell*
Nkosemntu Nika* Keith Rayner* Sue van der Merwe* Jerry Vilakazi*
Cain Farrel (Corporate Secretary) (*Non-Executive)

Vat No. 473 020 9410

At Driefontein the power outage due to a lightning strike and subsequent transformer fire at an ESKOM substation on 13 March 2013, resulted in some 295 kilograms (9,484 ounces) of gold production losses.

Sibanye Gold is in the early stages of implementing its business process re-engineering initiatives, which aim to reduce costs and improve organizational effectiveness by merging regional and corporate office structures and flattening operational management layers. The Group is now in the process of rightsizing and streamlining its shared services divisions and rolling out the new management operating model.

Through the business process re-engineering, the group is targeting significant cost reductions over the next two years and this, coupled with the high quality nature of the resource base, should result in the group having improved flexibility.

CEO Neal Froneman commented: "although it is still early days we have achieved a good set of maiden results both on the safety and production fronts. As is evident from the March 2013 quarterly results, Sibanye Gold remains significantly cash flow positive even at current gold prices." "The executive remains very focused on the turnaround strategy" he concluded.

Contact

James Wellsted
Head of Corporate Affairs
Sibanye Gold Limited
+27 83 453 4014
james.wellsted@sibanyegold.co.za

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

SIBANYE GOLD LIMITED

Dated: May 8, 2013

By: /s/ Charl Keyter

Name: Charl Keyter
Title: Chief Financial Officer